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92 400 Courbevoie France
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Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
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Burkhard REUSS
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Lisa WYLER
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TOTAL S.A.
Capital 6 001 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
New U.K North Sea discovery for Total
Paris, June 4, 2008 — Total announces that it has made a new gas and condensate discovery in the Alwyn Area of the Northern North Sea, close to the Jura field that recently came on stream.
The field, to be known as Islay, lies in block 3/15 of the UK sector of the North Sea, some 440 kilometres (275 miles) north-east of Aberdeen, in a water depth of 120 metres. The discovery well was drilled to a depth of more than 4,000 metres into the Brent reservoir and during testing it has produced 1.22 million cubic metres of gas per day or 8,800 barrels of oil equivalent per day including condensates.
Total is the operator of Islay with a 100% interest. In this region, Total is already the 100% owner and operator of the Alwyn North, Dunbar, Grant, Ellon, Nuggets, Forvie North and Jura fields. Although a separate field, Islay is just 3 kilometres east of Jura, which was discovered in November 2006 and came on stream on 20th May this year. Having confirmed the Islay discovery, Total is now to define a plan to connect this new well to the Alwyn facility in the near future.
This latest success results from the exploration strategy that Total has applied in the UK sector of the North Sea for the past five years and which has notably led to the discoveries of West Franklin, Forvie North, Tormore and Jura.
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com